January 26, 2021

Ms. Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	RYSE, Inc.
Offering Statement on Form 1-A
Filed December 29, 2020
File No. 024-11397

Dear Ms. Timmons Pierce:

We acknowledge receipt of the comment in your letter dated January 21, 2021 regarding the Offering Statement of RYSE, Inc. (the “Company”). We appreciate the opportunity to respond to your comment.

Form 1-A

Compensation of Directors and Executive Officers , page 31

1. Please update to include compensation for fiscal year ended December 31, 2020.

The Company has updated the disclosure, as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RYSE, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc: Trung Pham
Chief Executive Office RYSE, Inc.
20 Camden St. Toronto, Ontario
M5V 1V1